--------------------------------------------------------------------------------

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                               As at June 30, 2003

                               CIK Number 1175596

                              AMARC RESOURCES LTD.

                       800 West Pender Street, Suite 1020

                           Vancouver, British Columbia

                                 Canada V6C 2V6

                      Indicate by check mark whether the registrant files or
                will file annual reports under cover Form 20-F or Form 40-F.

                                Form 20-F...X.... Form 40-F.........

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Note:Regulation S-T Rule 101(b)(1)only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a
      Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934.

                                Yes [ ] No [ X ]

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

                                   Signatures

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            By: /s/ Jeffrey R. Mason

               Director and Chief Financial Officer and Secretary

                               Date: June 30, 2003

*  Print the name and title of the signing officer under his signature.

                              AMARC RESOURCES LTD.
                                QUARTERLY REPORT
                                  June 30, 2003
--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Amarc Resources Ltd. ("Amarc" or the "Company") is a mineral exploration company. Amarc carried out exploration programs on its main project, the Inde Property in Durango, Mexico in fiscal 2003.

Inde Property

The Inde Property covers approximately 279 hectares and consists of five claims-three are owned by the Company and two are held under option. The Company acquired the property in November 2001 from Hunter Dickinson Group Inc. ("HDGI") for US$475,000, representing the cost that had been incurred for property acquisitions and investigations to date, and a purchase option requiring payments aggregating US$3,775,000 to a third-party property vendor. The current schedule of payments comprises a payment from Amarc to the vendor of US$125,000 every six months commencing in December 2003 and a balloon payment of US$3,000,000 in June 2006. A 4% net smelter royalty, capped at US$2 million over the project life, is also payable on the two claims under the purchase option.

Gold mineralization at Inde occurs in tabular massive sulphide replacement bodies, situated at or near the contact of limestone country rocks and later intrusive rocks. The prospective contact zone extends for approximately 3,300 meters across the property. Mining by previous operators occurred along 1,300 meters of the southeasterly trending monzonite/limestone contact zone, and also along the contacts of a younger, northeasterly trending, quartz-feldspar porphyry dyke. This historic production was derived from near-surface oxide mineralization, to about 150 meters depth, within the massive sulphide bodies along both trends. Amarc's work targeted the sulphide component of the replacement bodies both along strike and down dip of previous mining.

Ground surveying and geological mapping were carried out in February and March 2002, and drilling was done during the period of late May to mid-August 2002. Fourteen holes, totaling 4,360 metres, were drilled to test a 600-meter portion of the contact zone in the central part of the property in the area of the Pleyades, Descubridora and Guadalupe workings. Holes encountered open stopes in the Pleyades area, and some sections of oxide and sulphide mineralization, containing interesting gold and silver values. These were described in detail in the report for the quarter ending September 30, 2002.

The  Company is  continuing  to target  sources of  additional  funding  through
alliances  with   financial,   exploration   and  mining  entities  for  further
exploration programs at Inde.

Canadian Properties-Yukon Territory and Saskatchewan

The Company has a 5% net profits interest (NPI) in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. The Company has no active exploration programs on these properties, nor does it plan to undertake any new programs on them, at the present time.

Metal Price Trends

The outlook for Amarc's assets primarily relate to the results of exploration and the outlook for gold. Gold prices have improved in 2003, averaging about US$350/oz for the year to date.

Financial Review

Historically, Amarc's source of funding has been the sale of equity securities for cash primarily through private placements to institutions and sophisticated investors. Amarc has no assurance of continued access to equity funding.

At June 30, 2003, Amarc had working capital of $619,995, as compared to $615,880 at the end of the previous quarter. The Company also had 15,468,890 common shares issued and outstanding.

Operating Results

Operating expenses for the first quarter of the 2004 fiscal year are $74,595, as compared to $1,133,794 in the first quarter of the previous fiscal year when exploration programs were getting underway at Inde and Fox River. The agreement on Fox River project was terminated during the fourth quarter of fiscal 2003. The main decrease is in exploration expenditures as no new programs have yet been initiated in fiscal 2004.

Administrative costs decreased in fiscal 2004 to $68,092 from $349,545 in the same period in the previous fiscal year. The main costs in the current quarter were $22,081 in salaries and benefits and $19,504 in office and administration, related to normal day-to-day operations, and $12,094 in management and consulting costs for targeting new sources of financing for exploration programs.

Related Party Transactions

Pursuant to an agreement dated December 31, 1996, Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia, a private company with certain directors in common with Amarc, carries out geological, exploration, corporate development, administration, and management services for, and incurs costs with third-party vendors on behalf of, Amarc on a full cost-recovery basis. In the period ending June 30, 2003, Amarc paid HDI $56,750, as compared to $26,511 in the prior quarter. The Company had a balance payable to HDI of $190,857, as compared to a balance payable of $258,534 at the end of the prior quarter.

                        AMARC RESOURCES LTD.
                  CONSOLIDATED FINANCIAL STATEMENTS

                  THREE MONTHS ENDED JUNE 30, 2003
                   (Expressed in Canadian Dollars)
                             (Unaudited)

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)
================================================================================
                                                    June 30, 2003 March 31, 2003
                                                    (unaudited)     (audited)
--------------------------------------------------------------------------------
ASSETS

Current assets
  Cash and equivalents ...........................   $    157,995   $     9,849
  Marketable securities (note 3(b)) ..............        591,850       605,050
  Amounts receivable and prepaids ................         90,323       256,982
--------------------------------------------------------------------------------
                                                          840,168       871,881

Equipment (note 4) ...............................         72,736        77,225
Reclamation deposit (note 9) .....................            -          70,000
--------------------------------------------------------------------------------
                                                     $    912,904   $ 1,019,106
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued liabilities .......   $     25,892   $    90,451
  Balances payable to related parties (note 8) ...        194,281       165,550
--------------------------------------------------------------------------------
                                                          220,173       256,001
--------------------------------------------------------------------------------
Shareholders' equity
  Share capital (note 7(b)) ......................      8,635,675     8,635,675
  Contributed surplus ............................          5,805         5,805
  Deficit ........................................     (7,948,749)   (7,878,375)
--------------------------------------------------------------------------------

Nature of operations (note 1)                             692,731       763,105
--------------------------------------------------------------------------------
                                                     $    912,904   $ 1,019,106
================================================================================

The accompanying notes are an integral part of these consolidated financial statements


Approved by the Board of Directors

/s/ Ronald W. Thiessen                            /s/ Jeffrey R. Mason

Ronald W. Thiessen                                Jeffrey R. Mason
Director                                          Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)
================================================================================
                                                     Three months ended June 30
                                                   -----------------------------
                                                          2003             2002
--------------------------------------------------------------------------------
Expenses
  Conference and travel ......................      $     -         $    3,016
  Depreciation ...............................           4,489            5,420
  Exploration (note 6) .......................           6,503          784,249
  Legal, audit, and accounting ...............           9,645           56,120
  Management and consulting ..................          12,094           25,189
  Office and administration ..................          19,504          115,689
  Salaries and benefits ......................          22,081          124,526
  Shareholder communication ..................             851           18,659
  Trust and filing ...........................            (572)             926
--------------------------------------------------------------------------------
                                                        74,595        1,133,794
--------------------------------------------------------------------------------
Other items
  Foreign exchange loss ......................          (4,660)         (28,173)
  Gain on sale of marketable securities ......           1,174              -
  Interest ...................................           7,707            2,193
--------------------------------------------------------------------------------
                                                         4,221          (25,980)
--------------------------------------------------------------------------------

Loss for the period ..........................     $   (70,374)     $(1,159,774)
================================================================================

Basic and diluted loss per share                   $     (0.00)     $     (0.08)
================================================================================

Weighted average number
   of common shares outstanding                      15,468,890      14,816,291
================================================================================



Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
================================================================================
                                                     Three months ended June 30
                                                     --------------------------
                                                           2003            2002
--------------------------------------------------------------------------------
Deficit, beginning of period                      $  (7,878,375)   $ (6,023,654)
Loss for the period                                     (70,374)     (1,159,774)
--------------------------------------------------------------------------------
Deficit, end of period                            $  (7,948,749)   $ (7,183,428)
================================================================================

The accompanying notes are an integral part of these consolidated financial statements

--------------------------------------------------------------------------------
AMARC RESOURCES LTD.
Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
(Unaudited)
================================================================================
                                                     Three months ended June 30
                                                     --------------------------
Cash provided by (applied to):                         2003               2002
--------------------------------------------------------------------------------

Operating activities
  Loss for the period                             $  (70,374)      $ (1,159,774)
  Items not involving cash
     Depreciation                                      4,489              5,420
     Gain on sale of marketable securities            (1,174)               -
  Changes in non-cash working capital items
     Accounts payable and accrued liabilities       (128,296)            32,410
     Amounts receivable and prepaids                 181,760            (52,319)
     Balances receivable from and payable to
     related parties                                  77,367            842,653
--------------------------------------------------------------------------------
                                                      63,772           (331,610)
--------------------------------------------------------------------------------

Investing activities
     Proceeds from sale of marketable securities      14,374                  -
     Purchase of equipment                                 -            (76,984)
     Reclamation deposit                              70,000                  -
--------------------------------------------------------------------------------
                                                      84,374            (76,984)
--------------------------------------------------------------------------------

Financing activities
    Issuance of share capital                              -             35,000
--------------------------------------------------------------------------------
                                                           -             35,000
--------------------------------------------------------------------------------

Increase (decrease) in cash and equivalents          148,146           (373,594)
Cash and equivalents, beginning of period              9,849          1,028,274
--------------------------------------------------------------------------------

Cash and equivalents, end of period               $  157,995       $    654,680
================================================================================


The accompanying notes are an integral part of these consolidated financial statements

AMARC RESOURCES LTD.
Notes to Consolidated Financial Statements
For the period ended June 30, 2003
(Expressed in Canadian Dollars)

1.       NATURE OF OPERATIONS

         Amarc Resources Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Durango State, Mexico.

         These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.       BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

         These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc, S.A. de C.V. and Amarc Exploraciones Mineras, S.A. de C.V., which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company's control and primary beneficial ownership (note 5).

3.       SIGNIFICANT ACCOUNTING POLICIES

(a)      Cash and equivalents

         Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)      Marketable securities

         Marketable securities are recorded at the lower of cost and quoted market value. Marketable securities held at June 30, 2003, consist of 5,918,500 shares of Expatriate Resources Ltd.

(c)      Equipment

         Equipment is recorded at cost and is depreciated over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(d)      Reclamation deposits

         Reclamation deposits are recorded at cost (note 9).

(e)      Mineral property interests

         The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These deferred costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production or written off if the properties are allowed to lapse or are abandoned. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are less than estimated fair market value, the unrecoverable portion is charged to earnings in that period.

         Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

         Exploration costs and option payments are expensed in the period incurred.

         Administrative expenditures are expensed in the period incurred.

(f)      Share capital

         Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

         The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

         Share issue costs are deducted from share capital.

(g)      Stock-based compensation (see also note 3(h))

         The Company has a stock option plan which is described in note 7(c). The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, granted on or after April 1, 2002, using the fair value based method.

         Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

         No compensation cost is required to be recorded for all other non-cash stock-based employee compensation awards. Consideration paid by employees upon the exercise of stock options is credited to share capital. If applicable, the Company presents in the notes to the financial statements the pro forma net income (loss) and earnings
         (loss) per share had the fair value method been used to account for employee non-cash stock-based compensation awards.

         Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock, or stock appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period.

(h)      Change in Accounting Policy - Stock-Based Compensation

         Effective April 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants relating to the accounting for stock-based compensation and other stock-based payments. Under the new standard, payments to non-employees, and to employee awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and is included in operations, with an offset to contributed surplus. No compensation expense is recorded for all other non-cash stock-based employee compensation awards; however pro forma disclosure of net income and earnings per share, had the Company used the fair value method, is presented if applicable.

         Prior to the adoption of the new standard, no compensation expense was recorded for the Company's stock-based incentive plans when the options were granted. Any consideration paid by those exercising stock options was credited to share capital upon receipt.

         The new Recommendations were applied prospectively. The adoption of this new standard has resulted in no changes to amounts previously reported.

(i)      Foreign currency translation

         All of the Company's foreign subsidiaries are considered integrated.

         Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical estimated exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

         Foreign exchange gains or losses are expensed.

(j)      Income taxes

         The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

         Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

         The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the periods presented.

(k)      Loss per share

         Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

         Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

         Diluted loss per share has not been presented as the effect of outstanding options and warrants would be anti-dilutive.

(l)      Fair value of financial instruments

         The carrying values of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. The Company is not exposed to significant credit risk or interest rate risk.

(m)      Use of estimates

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for depreciation of equipment, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(n)      Comparative figures

         Certain  of  the  prior   periods'   comparative   figures   have  been
         reclassified to conform to the financial statement presentation adopted for the current period.

4.       EQUIPMENT

         =======================================================================
                                                   Accumulated       Net Book
                                      Cost         Depreciation        Value
         -----------------------------------------------------------------------
         June 30, 2003
                  Automotive     $   24,514      $     10,787      $   13,727
                  Site equipment     77,551            18,542          59,009
         -----------------------------------------------------------------------
                                 $  102,065      $     29,329      $   72,736
         =======================================================================
         March 31, 2003
                  Automotive     $   24,514      $      9,576      $   14,938
                  Site equipment     77,551            15,264          62,287
         -----------------------------------------------------------------------
                                 $  102,065      $     24,840      $   77,225
         =======================================================================

5.       MINERAL PROPERTY INTERESTS

(a)      Durango State, Mexico
         Inde Property

         The Inde Property ("the Property") comprises approximately 270 hectares and consists of five mineral concessions, of which three are owned outright by the Company and two are held under option. The Company was assigned its interest in the Property in November 2001 from Hunter Dickinson Group Inc., ("HDGI"), a private company related by certain directors in common, in consideration for US$475,000, (paid during the 2002 fiscal year). The Company also assumed the position of HDGI in the option agreement to acquire two of the claims from the underlying vendor which, as amended during the current fiscal year, will require future semi-annual payments of US$125,000 commencing in December, 2003 until a required balloon payment of US$3.0 million in June 2006. These two claims carry a Net Smelter Returns royalty of 4%, capped at US$2.0 million.

         During the 2003 fiscal year, the Company paid finder's fees in connection with the Property of $43,393 and 265,680 common shares, and also paid the underlying property vendor US$25,000 (2002 - US$125,000) in connection with the option agreement assigned from HDGI. No further finder's fees are owed on this property.

(b)      Manitoba, Canada
         Fox River Property

         By an agreement dated November 15, 2001 (the "November 15, 2001 agreement"), the Company acquired the right to participate in the Fox River Project by investing in and becoming a general partner of the Precious Exploration Limited Partnership ("PELP"), which held an option to acquire property interests comprising four Special Exploration Permits located near Thompson, Manitoba.

         Specifically, the property comprised two permits covering 285,588 hectares owned 100% by Falconbridge Limited ("Falconbridge") and two permits covering 28,392 hectares which are subject to an option agreement between Falconbridge and W. Bruce Dunlop Limited NPL. The Fox River Project option rights held by PELP entitled it to earn a 60% interest in the Project by expending an aggregate of $12.5 million prior to December 31, 2005, subject to Falconbridge's right to back-in to a 60% interest by completing and financing a bankable feasibility study and by arranging financing and completion guarantees for mine development. The expenditures were to be made at the rate of $2.5 million per year, with the completion date of the first year's amount extended to September 30, 2002, which the Company met.

         Pursuant to the November 15, 2001 agreement, the Company agreed that it would fund PELP with $2.5 million in capital such that PELP could discharge accounts owing to Hunter Dickinson Group Inc. ("HDGI"), a private company controlled by certain common directors, which aggregated to this amount. HDGI had initially funded part of these expenditures on behalf of PELP subsequent to HDGI's initial acquisition of the Fox River Option on March 31, 2001. By an amending agreement dated November 27, 2001, Expatriate Resources Ltd. ("Expatriate"), an unrelated public company, agreed to participate in PELP by becoming a general partner and contributing $1.3 million (which was paid) towards the first year's expenditure commitment (an amount which was refunded to the Company, thereby reducing its initial contribution to $1.2 million) and to receive the option to earn a maximum 20% interest in PELP in consideration for agreeing to fund 50% of the first $5.0 million in PELP expenditures. Expatriate subsequently acknowledged that it would not be paying its share of future project expenditures, and accordingly surrendered its interest in PELP to HDGI pursuant to the terms of an agreement between the two parties, which agreement included the issuance of 7 million shares of Expatriate to HDGI, and HDGI allotted such shares to the Company.

         As the primary general partner of PELP, the Company has accounted for its investment on the basis of its economic substance, which is that of mineral property exploration expenses. Accordingly, these financial statements reflect the Company's pro-rata share (based on the Partners' respective capital account balances) of PELP exploration expenses incurred to December 31, 2001, the date Expatriate effectively resigned its participation in the partnership, plus all PELP exploration expenses incurred subsequent to that date. The gross PELP expenditures incurred to date apply to the exploration requirements of the Fox River Property option and have accrued substantially to the benefit of the Company as the primary remaining general partner of PELP, subsequent to December 31, 2001.

         In a related arrangement, Rockwell Ventures Inc. ("Rockwell"), which had originally acquired the Fox River Project option from HDGI and which is a public company also related by certain common directors, was unable to complete on the option and quitclaimed its interest in PELP and the Fox River Project in favor of the Company. In consideration, the Company agreed to issue to Rockwell up to 1,000,000 share purchase warrants, issuable as to 200,000 share purchase warrants per $2.5 million in property expenditures, of which on December 31, 2001 the Company issued 200,000 first year warrants, exercisable at $1.00 for two years.

         During the 2003 fiscal year, the Company sought an extension to earn an interest in the Fox River property, but it was not agreed to by Falconbridge. On January 10, 2003, the Company terminated its option to earn a 60% participating joint venture interest from Falconbridge Limited on the Fox River Project. Accordingly, no further warrants are issuable by Amarc to Rockwell relating to this property.

(c)      Other

         Canadian Properties - Yukon Territory and Saskatchewan

         The Company has a 5% net profits interest (NPI) in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

6.       EXPLORATION EXPENSES

         ===========================================================================================================================
                                                                        Inde        Fox River         Three months ended June 30
                                                                    Property        Property               2003             2002
         ---------------------------------------------------------------------------------------------------------------------------
         Assays and analysis .....................................$       59     $         -      $          59       $    17,284
         Drilling ................................................         -               -                  -           331,361
         Engineering .............................................         -               -                  -             1,854
         Equipment rental ........................................         -               -                  -            25,186
         Freight .................................................         -               -                  -            13,554
         Geological ..............................................     2,419               -              2,419           189,999
         Graphics ................................................         -               -                  -            10,421
         Helicopter ..............................................         -               -                  -            70,097
         Property fees/assessment ................................   (13,466)              -            (13,466)           (5,128)
         Site activities .........................................    16,854             662             17,516           105,859
         Travel and accommodation ................................       (25)              -                (25)           23,762
         ---------------------------------------------------------------------------------------------------------------------------
         Incurred during the period ..............................     5,841             662              6,503           784,249
         Cumulative exploration expenses,
            beginning of period .................................. 2,323,210       1,810,526          4,133,736         3,728,406
         ---------------------------------------------------------------------------------------------------------------------------
         Cumulative exploration expenses,
            end of period ........................................$2,329,051     $ 1,811,188       $  4,140,239       $ 4,512,655
         ===========================================================================================================================

7.       SHARE CAPITAL

         (a) Authorized share capital

         The Company's authorized share capital consists of 100,000,000 common shares, without par value.

         (b) Issued and outstanding common shares

         ===========================================================================================================================
                                                                                                           Number of
         Common shares issued:                                                               Price            Shares         Amount
         ---------------------------------------------------------------------------------------------------------------------------
         Balance March 31, 2000                                                                            9,650,000    $ 6,499,359
           Options exercised in fiscal 2001  ................................................$0.35           120,000         42,000
         ---------------------------------------------------------------------------------------------------------------------------
         Balance March 31, 2001 .............................................................              9,770,000    $ 6,541,359
         Issued during fiscal 2002
           Private placement, January 2002 (net of issue costs) ............................. $0.40        2,500,000        913,649
           Private placement, March 2002 (net of issue costs) ............................... $0.40        2,500,000        905,744
         ---------------------------------------------------------------------------------------------------------------------------
         Balance March 31, 2002 .............................................................             14,770,000    $ 8,360,752
         Issued during fiscal 2003
           Warrants exercised ............................................................... $0.40           87,500         35,000
           Option payment, September 2002 ................................................... $0.42           25,500         10,467
           Option payment, October 2002 ..................................................... $0.18          240,180         43,232
           Private placement, August 2002 (net of issue costs)(i) ........................... $0.60          345,710        186,224
           -------------------------------------------------------------------------------------------------------------------------
         Balance March 31, 2003 and June 30, 2003                                                          5,468,890    $ 8,635,675
         ===========================================================================================================================

         (i) On August 27, 2002, the Company closed a private placement of 345,710 units at a price of $0.60 per unit. Each unit was comprised of one common share and one share purchase warrant (note 7(d)).

        (c)  Share purchase option compensation plan

         The Company has a share purchase option compensation plan approved by the shareholders that allows it to grant up to 2,970,000 share purchase options, vesting over up to two years, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death.

         The continuity of share purchase options for the three months ending June 30, 2003 is:

        ====================================================================================================================
                                      Exercise         Mar. 31                                     Expired/          June 30
        Expiry date                      Price            2003      Granted        Exercised      Cancelled             2003
        --------------------------------------------------------------------------------------------------------------------
        April 5, 2003                    $0.56       1,200,000            -               -     (1,200,000)                -
        January 30, 2004                 $0.48         667,000            -               -        (10,000)          657,000
        December 20, 2004                $0.18          97,000            -               -              -            97,000
        May 9, 2005                      $0.17               -        7,000               -              -             7,000
        --------------------------------------------------------------------------------------------------------------------
                                                     1,964,000        7,000               -     (1,210,000)          761,000
        Weighted average
        exercise price                   $0.51       $    0.17      $     -        $      -           0.56        $     0.44
        ====================================================================================================================

        The contractual remaining life of share purchase options is 0.54 years.

(d)     Share purchase warrants

        The continuity of share purchase warrants (each warrant exercisable into one common share) for the three months ending June 30, 2003 is:

        ============================================================================================================
                                      Exercise         Mar. 31                             Expired/          June 30
        Expiry date                      Price            2003     Issued    Exercised     Cancelled            2003
        ------------------------------------------------------------------------------------------------------------
        September 8, 2003            $   0.50        2,500,000          -            -             -       2,500,000
        December 27, 2003 (ii)       $   0.73          345,710          -            -             -         345,710
        December 31, 2003(iii)       $   0.50          200,000          -            -             -         200,000
        January 7, 2004 (i)          $   0.40        2,412,500          -            -             -       2,412,500
        ------------------------------------------------------------------------------------------------------------
                                                     5,458,210          -            -             -       5,458,210
        Weighted average exercise
        price                                        $    0.47    $     -    $       -      $      -     $      0.47
        ============================================================================================================

         (i) In December 2002, the TSX Venture Exchange gave approval for 2,412,500 warrants to have their original expiry dates of January 7, 2003 and July 7, 2003 extended to January 7, 2004.

         (ii) Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.73 until December 27, 2003. The share purchase warrants are subject to a 45-day accelerated expiry if the closing price of the common shares of the Company as traded on the TSX Venture Exchange is at least $1.10 for ten consecutive trading days.

         (iii) In December 2002, the Company amended the exercise price of 200,000 warrants from their original price of $1.00 to $0.50.

         The contractual remaining life of share purchase warrants is 0.37 years.

8.       RELATED PARTY TRANSACTIONS AND BALANCES
         =======================================================================
                                              Three months ended      Year ended
         Transactions                              June 30, 2003  March 31, 2003
         -----------------------------------------------------------------------
         Services rendered and expenses reimbursed
           Hunter Dickinson Inc. (a)           $          56,750   $    973,289
           Hunter Dickinson Group Inc. (b)                 3,200         20,736
           C.E.C. Engineering Ltd. (c)                         -         10,123
         =======================================================================

         =======================================================================
                                                           As at      Year ended
         Balances receivable (payable)             June 30, 2003   March 31,2003
         -----------------------------------------------------------------------
           Hunter Dickinson Inc. (a)           $        (190,857)  $   (258,534)
           Hunter Dickinson Group Inc. (b)                (3,424)        92,984
         -----------------------------------------------------------------------
           Total                               $        (194,281)  $   (165,550)
         =======================================================================

     (a) Hunter Dickinson Inc.("HDI") and its wholly-owned subsidiaries are private companies with certain directors in common that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances receivable from (payable to) Hunter Dickinson Inc. have arisen in the normal course of exploration work on the Company's mineral properties and operating expenses.

     (b) Hunter Dickinson Group
         Inc. ("HDGI") is a private company with certain directors in common that provides consulting services at market rates to the Company. The balances receivable from HDGI have resulted from working capital advances in excess of services rendered to the Company.

     (c) C.E.C.
         Engineering Ltd. is a private company controlled by a director, which provides engineering management services to the Company based on the fair market value of those services.

9.       RECLAMATION DEPOSIT

         In March 2002, the Company deposited $70,000 in trust with Gordon J. Fretwell Law Corporation as a reclamation deposit related to the Fox River Property (note 5). On January 10, 2003, the Company terminated the option with Falconbridge on the Fox River property. The reclamation deposit in the amount of $70,000 was returned to the Company on June 11, 2003.

10.      GOVERNMENT  GRANTS

         During the year ended  March 31,  2003,  the Company  received  $97,438
         (year ended March 31, 2002 - $387,880) from the Manitoba Mineral Exploration Assistance Program, a program which provides financial assistance for non-fuel mineral exploration in Manitoba, in respect of its work on the Fox River Property. Under the terms of this program, the Company is eligible for a rebate of 35% of qualifying expenditures. As each grant application is subject to government review and approval, the Company records the proceeds of these grants upon receipt, as a reduction of exploration expenses.

11.      INCOME TAXES

         As of March 31, 2003, the Company had approximately $2.0 million in non-capital losses and approximately $2.0 million in capital losses available for Canadian tax purposes to reduce taxable income in future years. These non-capital losses expire in various periods ranging from 2004 to 2010. Future tax benefits, if any, resulting from the application of these losses have not been reflected in these financial statements, as it cannot be considered more likely than not that they will be realized.